NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 11, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 29, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Taubman Centers, Inc. and Simon Property Group, Inc. became effective before market open on December 29, 2020. Each share of common stock was converted into USD 43.00 in cash; each share of 6.500% Series J Cumulative Redeemable Preferred Stock will be redeemed for $25 per share plus any accrued and unpaid dividends from January 1, 2021, up to, but not including, the Redemption Date, without interest, in an amount equal to $0.121875 per share, for a total payment of $25.121875; and each share of 6.25% Series K Cumulative Redeemable Preferred Stock will be redeemed for $25 per share plus any accrued and unpaid dividends from January 1, 2021, up to, but not including, the Redemption Date, without interest, in an amount equal to $0.1171875 per share, for a total payment of $25.1171875. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 29, 2020.